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EXHIBIT D-1


August 22, 2001

BY HAND DELIVERY

Mrs. Susan M. Hudson, Clerk
Vermont Public Service Board
112 State Street
Drawer 20
Montpelier, VT  05620-2701

SUBJ:    Vermont Yankee Nuclear Power Corporation
         General Order No. 45

Dear Mrs. Hudson:

The purpose of this letter is to notify the Vermont Public Service Board that Vermont Yankee Nuclear Power Corporation ("Vermont Yankee" or "VY"), a Vermont corporation (as Seller), has entered into a Purchase and Sale Agreement (the "P&S") with Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear"), a Delaware limited liability company (as Buyer), and Entergy Corporation, a Delaware corporation (as Guarantor).

Under the P&S, at closing VY will transfer to Entergy Nuclear all of VY's right, title and interest in the Vermont Yankee Nuclear Power Station located in Vernon, Vermont (the "Station"), including the real property, all buildings, the switchyards, and other improvements thereon, all inventories and nuclear fuel, spent nuclear fuel, other licensed material at the site, all machinery, equipment, vehicles, tools, spare parts, fixtures, furniture and furnishings, work-in-progress, assignable agreements, transferable permits, documents, books, records, and other property relating to or used in the operation or maintenance of the Station (the "Transfer"), and Entergy Nuclear will assume all responsibility for the operation, maintenance, and eventual decommissioning of the Station. We are filing a complete copy of the executed P&S with this notice.

In accordance with the terms of the P&S, this is notice under General Order No. 45 ("GO 45") that VY intends to enter into certain ancillary agreements to the P&S, including a Power Purchase Agreement (the "PPA"), a copy of which is also being filed with this letter as an exhibit to the P&S, by which VY will purchase 100% of the capacity and associated energy from the Station through the term of the Station's current Nuclear Regulatory Commission operating license.


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This is also notice under GO 45 that VY will continue to sell the capacity and associated energy so purchased to, and recover its other costs from, its sponsors, including Central Vermont Public Service Corporation and Green Mountain Power Corporation, through various amended, power-sales agreements (the "Amended PSAs"), the form of which is also being filed with this letter as an exhibit to the P&S. VY also intends to pledge a portion of its interest in, and rights under, the Amended PSAs.

The parties have entered into and executed the P&S and anticipate entering into the PPA and Amended PSAs as soon as possible (collectively, the "Agreements"), subject to obtaining all approvals required therefor. Accordingly and pursuant to paragraph 3 of GO 45, they hereby request that the Board order a reduction in the period of advance notice required under the general order, so that the parties may proceed to obtain approvals and work on meeting conditions to close the P&S and execute the PPA and Amended PSAs immediately following the order's issuance.

The parties point out that the Agreements are subject to various regulatory approvals including approval under 30 V.S.A. Sections 109 and 231. To the extent the Agreements do not require advance Board approval, moreover, the parties ask the Board to initiate an investigation thereof under 30 V.S.A.
Section 209, under a procedural order requiring Board approval before the parties may complete the Transfer or commence the purchase and sale of capacity and associated energy under the PPA and Amended PSAs.

Sincerely,

DOWNS RACHLIN & MARTIN PLLC
Attorneys for Vermont Yankee
Nuclear Power Corporation



By:
   --------------------------------------
    John H. Marshall
    Nancy S. Malmquist

STJ\8648219.6
Enclosures

c: James Volz, Esq.
Mr. Ross P. Barkhurst
Mr. Bruce W. Wiggett
Victoria J. Brown, Esq.
Mr. Dan R. Keuter

STJ/8648219.6
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